Exhibit 6.2

TECHNOLOGY LICENSE AGREEMENT

This Technology License Agreement (this “Agreement”), effective as of December __, 2021 (the “Effective Date”), is made by and between Wavemaker Labs, Inc., a Delaware corporation (“Licensor”), and Wavemaker Labs Asia, Inc., a Delaware corporation (“Licensee”). In this Agreement, Licensor and Licensee may each be individually referred to as a “Party” and may both be collectively referred to as the “Parties.”

WHEREAS, Licensee desires to obtain, and Licensor desires to grant to Licensee a license exclusively in the Territory (as defined below) under Licensed Intellectual Property (as defined below) for Licensed Products (as defined below).

NOW, THEREFORE, in consideration of the foregoing, the Parties agree as follows:

1.           Definitions.

“Intellectual Property Rights” means any and all intellectual property rights anywhere in the world, including all rights associated with any of the following: (a) patents (including originals, divisions, continuations, continuations-in-part, extensions, reissues, reexaminations, foreign counterparts, utility models or equivalents) and applications for patent rights; (b) copyrights and all other similar rights in works of authorship (including in software); (c) mask work rights; (d) trade secret rights and other similar rights in confidential information, processes, ideas, data, know-how, models and similar tools and technology and the results thereof; and (e) any corresponding or similar rights anywhere in the world.

“Licensed Intellectual Property” means any Licensor Technology as set forth on Exhibit A and Intellectual Property Rights therein; provided, however, that in the case of patents and applications for patent rights, only those existing at any time during the term of this Agreement prior to Licensor undergoing any change of control (which shall mean any transaction or series of transactions after the Effective Date in which a third party or group of related third parties that do not control Licensor before such transaction or series of transactions subsequently obtains control of Licensor by any means), whether by merger, conversion, consolidation, reorganization, acquisition of the securities, business or assets of Licensor or otherwise. For purposes of this definition only, “control” means owning, directly or indirectly, securities representing more than fifty percent (50%) of the voting power of the entity.

“Licensed Products” means any product offering using Licensed Intellectual Property or a derivative thereof.

“Territory” means those geographical areas found within the boundaries of Asia (but excluding North Korea).

2.           License. Subject to the terms and conditions of this Agreement, Licensor hereby grants to Licensee exclusively within the Territory, a non-transferable (with no right to sublicense except as set forth herein), license under Licensed Intellectual Property during the term of this Agreement to make, have made, use, offer to sell, sell and import only in connection with the Licensee’s business any Licensed Product embodying such Licensed Intellectual Property. Licensee acknowledges and agrees that any rights to Licensed Intellectual Property not expressly granted to Licensee are retained by Licensor. Licensee may sublicense technology to a third party controlled by Licensee at the time of such sublicense, provided that Licensor has reasonably approved the form and substance of such sublicense. For purposes of this Section only, “controlled” means by owning, directly or indirectly, securities representing more than fifty percent (50%) of the voting power of such third party.

3.           Consideration. Licensee shall pay Licensor consideration in the amount of $1,000, which shall be due and payable within thirty (30) days after the signing of this agreement in United States dollars via wire transfer to an account designated by Licensor.

4.           Reporting. Licensee shall maintain records relating to any royalties payable to Licensor under this Agreement for at least seven (7) years following the end of the calendar year to which such royalties pertain and make such records available to Licensor or its representatives for audit during normal business hours to verify any royalties report and associated payment made.

5.           Term of Agreement. The term of this Agreement shall be for ten (10) years from the Effective Date, except that Licensee may terminate this Agreement (which shall also cause the concurrent termination of the license granted under Section 2 above) by providing written notice to Licensor at least ninety (90) days prior to the effective date of termination. Notwithstanding the foregoing, Licensor shall have the right to terminate this Agreement (which shall also cause the concurrent termination of the license granted under Section 2 above) if Licensee breaches any obligation under this Agreement and fails to cure such breach within thirty (30) days after Licensor provided written notice thereof to Licensee. All provisions of this Agreement, as well as the respective rights and obligations of each Party accruing prior to expiration of this Agreement, shall survive expiration of this Agreement. For the avoidance of doubt, upon any expiration or termination of this Agreement (which shall also cause the concurrent termination of the license granted under Section 2 above), Licensee may no longer sell Licensed Products or any work-in-progress thereof.

6.           Limited Warranties. Each Party represents and warrants to the other Party that it has the power to enter into this Agreement and perform its obligations hereunder. Licensor represents and warrants to Licensee that Licensor has the right to grant to Licensee the license granted under Section 2 above. SUBJECT TO THE FOREGOING, TECHNOLOGY LICENSED BY LICENSOR TO LICENSEE UNDER THIS AGREEMENT IS PROVIDED ON AN “AS IS” BASIS. LICENSEE ASSUME ALL RISK OF USING SUCH TECHNOLOGY, IT BEING UNDERSTOOD THAT THE FOREGOING EXPRESS REPRESENTATIONS AND WARRANTIES ARE MADE EXPRESSLY IN LIEU OF ALL OTHER REPRESENTATIONS OR WARRANTIES OF ANY KIND RESPECTING ANY TECHNOLOGY, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OR OTHERWISE). LICENSOR SHALL NOT BE LIABLE FOR ANY DAMAGES ARISING OUT OF THE USE OF ANY TECHNOLOGY BY LICENSEE. Without limiting the foregoing, Licensee acknowledges and agrees that Licensor has not and will not perform any search of third-party technology or Intellectual Property Rights relevant to any Licensed Intellectual Property (including any so-called “freedom to operate” search).

7.           Indemnification. Licensee shall indemnify Licensor for, from and against any and all damages, losses, liabilities, costs or expenses (including reasonable attorneys’ fees) of any nature (collectively, “Losses”) incurred by Licensor in connection with any third-party claims, actions, demands, suits or proceedings (collectively, “Claims”) arising out of (a) the business of Licensee (including the use or sale of any Licensed Product) or (b) breach of this Agreement by Licensee, except for any Losses to the extent Licensor is obligated to indemnify Licensee with respect thereto. Licensor shall indemnify Licensee for, from and against any and all Losses incurred by Licensee in connection with any Claims arising out of breach of this Agreement by Licensor. The indemnified party shall provide the indemnifying party with prompt notice of any such Claim and sole control of the defense thereof; provided, however, that the indemnifying party shall not settle any such Claim, in whole or in part, in a manner that does not fully release the indemnified party without prior written consent from the indemnified party.

8.           Third Party Infringement. Each Party shall provide written notice to the other Party promptly after becoming aware of any infringement or suspected infringement by a third-party of any Licensed Intellectual Property. Licensor shall control, and be solely entitled to benefit from, the enforcement of any protection filed, prosecuted or maintained for such Licensed Intellectual Property (“Protection”) in a particular instance (whether by filing a suit or otherwise). Licensee shall cooperate in good faith in connection with any such enforcement.

9.           Confidentiality of Agreement. Neither Party shall disclose the terms of this Agreement to any third party without the consent of the other Party, except as required by any applicable law or securities exchange requirements. To the extent the terms of this Agreement are required to be disclosed by any applicable law or any securities exchange requirement, the Party required to make such disclosure shall notify the other Party and immediately take steps to ensure that only those terms required to be disclosed are so disclosed. Each Party agrees that the other Party shall also have the right to disclose the terms and existence of this Agreement to its tax, legal, financial and other similar advisors, as well to any bona fide potential or actual lender, investor or acquiror under an obligation of confidentiality.

10.         Governing Law. The validity and interpretation of this Agreement shall be governed by the laws of the State of California, USA, excluding any conflict of laws principles that would require application of the laws of another jurisdiction.

11.         Relationship of the Parties. The Parties are independent contractors; this Agreement does not constitute either Party being the agent, representative or partner of the other Party for any purpose. Neither Party has pursuant to this Agreement the authority to assume or create an obligation on behalf of, or in the name of, the other Party.

12.         Notices and Written Communications. All notices and other communications required to be given under this Agreement must be in writing. Unless otherwise agreed, all notices must be sent by certified mail, return receipt requested, or by reputable overnight courier service, to the addresses of the applicable Party set forth on the signature page of this Agreement, unless such Party has provided written notice to the other Party of a subsequent address.

13.         Severability. If any term or provision of this Agreement is invalid, illegal or incapable of being enforced under applicable law, then all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either Party.

14.         Assignment. Neither Party may assign any right or obligation under this Agreement without the prior written consent of the other Party, except that either Party may assign all of its right, title and interest in and to this Agreement to any successor or assignee by reason of merger, conversion, consolidation, reorganization or acquisition of all or substantially all of the securities, business or assets of such Party. This Agreement shall inure to the benefit of and be binding upon permitted successor and assigns.

15.         Waivers. A Party may waive any of its rights under this Agreement by an appropriate writing that specifically refers to the contractual right being waived, but failure by a Party to enforce a right (including a right arising as a result of a breach of this Agreement) or to insist upon performance of an obligation arising from this Agreement shall not be construed as a waiver of any of that Party’s rights, does not affect the validity of this Agreement or any part of it and does not prejudice that Party’s rights regarding any subsequent action.

16.         Counterparts, Execution. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement. A facsimile or scan of any original signature transmitted by one Party to the other Party is as effective as if the original were sent to the other Party.

17.         Entire Agreement, Amendments, Interpretation. This Agreement constitutes the entire agreement between the Parties with respect to the subject matter herein and supersedes all prior communications, negotiations, understandings and agreements between the Parties, whether express or implied, written or oral, with respect to the subject matter herein. This Agreement may only be amended by a writing executed by both Parties. Unless the context clearly indicates otherwise, the use of the terms “including,” “include” and “includes” followed by one or more examples is intended to be illustrative and shall not be deemed or construed to limit the scope of the classification or category to the examples listed.

IN WITNESS WHEREOF, each Party has executed this Agreement to be effective as of the Effective Date.

WAVEMAKER LABS, Inc.	WAVEMAKER LABS aSIA, Inc.

By:	By:

Name: James Buckly Jordan	Name: Kevin Morris
Title: CEO and President	Title: CFO
Address: 1661 E Franklin Ave, El Segundo, CA 90245	Address: 1661 E Franklin Ave, El Segundo, CA 90245

Exhibit A

Licensor Technology

Licensor Technology includes any of the following technologies, and related technologies:

Mobile Robotics and Agriculture Technology

•	Advanced sensor integration and computer vision for data collection, localization, path planning, object detection, and safety

•	Fleet management systems and scheduling solutions

•	Hardware, software, and electrical design for outdoor operations, including weather proofing, battery power/charging solutions, and robustness to varied terrain

•	Data sets collected and utilized by outdoor mobile robots in agriculture and landscaping

Food Preparation Technology

•	Integrated hardware, software, and electrical technologies for ingredient dispensing, product transfer mechanisms, refrigerated ingredient storage, and smart/secure storage for customer pickup

•	Sensor and control technologies allowing for the safe and clean preparation of fresh food using robotic manipulation

•	Computer vision and sensor technology allowing for autonomous cooking by integrating temperature, ingredient, and other data

•	Ordering, inventory, and supply chain management integrations

General Support Technology

•	Remote software maintenance and hardware monitoring technologies

•	User interface technologies and customer payment technologies

•	Modular subsystem integration for operator level maintenance solutions

Licensor Technology also includes technologies developed by Licensor during the term of this agreement, related or unrelated to the list above.

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